UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                         (Amendment No._____)*


                             RoomlinX, Inc.
-----------------------------------------------------------------------
                            (Name of Issuer)

                             Common Stock
-----------------------------------------------------------------------
                      (Title of Class of Securities)

                              776382202
-----------------------------------------------------------------------
                           (CUSIP Number)

                               4/29/10
-----------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  776382202
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Verition Fund Management LLC
    26-2472334

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [_]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         38,521,333
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    38,521,333
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    38,521,333

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    9.09% based upon 423,790,259 shares outstanding as of April 29th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    IA

------------------------------------------------------------------------

CUSIP No:  776382202
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Verition Multi-Strategy Master Fund Ltd.
    46-0520939

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [_]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         28,801,800
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    28,801,800
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    28,801,800

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    6.80% based upon 423,790,259 shares outstanding as of April 29th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    OO

------------------------------------------------------------------------

CUSIP No:  776382202
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nicholas Maounis

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [_]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         38,521,333
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    38,521,333
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    38,521,333

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    9.09% based upon 423,790,259 shares outstanding as of April 29th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    HC

------------------------------------------------------------------------

ITEM 1.

         (a) Name of Issuer:

             RoomlinX, Inc. (the "Issuer")

         (b) Address of Issuer's Principal Executive Offices:

             2150 W. 6th Ave., Unit H
             Broomfield, CO 80020

ITEM 2.

         (a) Name of Person Filing:

             This Statement is filed on behalf of each of the following persons: Verition Fund Management LLC, Verition Multi-Strategy Master Fund Ltd. and Nicholas Maounis (collectively, the "Reporting Persons"). This Statement relates to Shares
             (as defined herein) held for the account of Verition Multi-Strategy Master Fund Ltd. and for the account of certain managed account ("Managed Account"). Verition Fund Management LLC serves as the investment manager to Verition Multi-Strategy Master Fund Ltd. and the Managed Account. In such capacity, Verition Fund Management LLC may be deemed to have voting and dispositive power over the shares held for Verition Multi-Strategy Master Fund Ltd. and the Managed Account. Mr. Nicholas Maounis is currently the managing member of Verition Fund Management LLC.


         (b) Address of Principal Business Office or, if none, Residence:

             Verition Fund Management LLC and Nicholas Maounis
             One American Lane
             Greenwich CT 06831

             Verition Multi-Strategy Master Fund Ltd.
             C/O Maples Corporate Services Limited
             PO BOX 309, Ugland House
             Grand Cayman, KY1-1104
             Cayman Islands

         (c) Citizenship:

             Verition Fund Management LLC and Nicholas Maounis
             USA

             Verition Multi-Strategy Master Fund Ltd.
             Cayman Islands

         (d) Title of Class of Securities:

             Common Stock (the "Shares")

         (e) Cusip Number:

             776382202

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [_]  An investment adviser in accordance with
                  (S)240.13d-1(b)(1)(ii)(E);

         (f) [_]  An employee benefit plan or endowment fund in accordance with
                  (S)240.13d-1(b)(1)(ii)(F);

         (g) [_]  A parent holding company or control person in accordance with
                  (S)240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned:

             As of May 10, 2010:

             (a) The aggregate number of Shares that Verition Fund Management LLC and Nicholas Maounis may be deemed to beneficially own equals 38,521,333 Shares held for the accounts of Verition Multi-Strategy Master Fund Ltd. and certain Managed Account. This amount includes: A) 28,801,800 Shares held for the account of Verition Multi-Strategy Master Fund Ltd.; and B) 9,719,533 Shares held for the account of certain Managed Account.

             (b) The aggregate number of Shares that Verition Multi-Strategy Master Fund Ltd. may be deemed to beneficially own equals 28,801,800 Shares.

         (b) Percent of Class:

             As of May 10, 2010:

             (a) The number of Shares of which Verition Fund Management LLC and Nicholas Maounis may be deemed to beneficially own constitutes approximately 9.09% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed annual report on Form 10-K, there were 387,190,259 Shares outstanding as of March 24th, 2010. In addition, there were 11,600,000 new Shares issued on April 27th and 25,000,000 new Shares issued on April 29th as reported on their most recent 8-K filed on May 5th, 2010 for a total of 423,790,259 Shares outstanding).


             (b) The number of Shares of which Verition Multi-Strategy Master Fund Ltd. may be deemed to beneficially own constitutes approximately 6.80% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed annual report on Form 10-K, there were 387,190,259 Shares outstanding as of March 24th, 2010. In addition, there were 11,600,000 new Shares issued on April 27th and 25,000,000 new Shares issued on April 29th as reported on their most recent 8-K filed on May 5th, 2010 for a total of 423,790,259 Shares outstanding).



         (c) Number of shares as to which such person has:

             (a) Verition Fund Management LLC and Nicholas Maounis:

                 (i)   sole power to vote or to direct the vote:

                       38,521,333

                 (ii)  shared power to vote or to direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       38,521,333

                 (iv)  shared power to dispose or to direct the disposition of:

                       0

             (b) Verition Multi-Strategy Master Fund Ltd.:

                 (i)   sole power to vote or to direct the vote:

                       28,801,800

                 (ii)  shared power to vote or to direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       28,801,800

                 (iv)  shared power to dispose or to direct the disposition of:

                       0

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7.	 Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.	 Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     SIGNATURE

      After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  5/10/10
     Verition Fund Management LLC
     By:  Ted Hagan
     Title:  CFO

     By:  /s/ Ted Hagan
         -----------------


     Date:  5/10/10
     Verition Multi-Strategy Master Fund Ltd.
     By:  Verition Fund Management LLC
     Title:  Investmenent Manager
     By:  Ted Hagan
     Title:  CFO

     By:  /s/ Ted Hagan
         -----------------


     Date:  5/10/10
     Nicholas Maounis

     By:  /s/ Nicholas Maounis
         ---------------------

                              EXHIBIT INDEX

Ex.		                                                Page No.
A.  Joint Filing Agreement, dated May 10, 2010
    by and among Reporting Persons...............................[ 7 ]

                              EXHIBIT A


                        JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of RoomlinX, Inc dated as of May 10, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


     Date:  5/10/10
     Verition Fund Management LLC
     By:  Ted Hagan
     Title:  CFO

     By:  /s/ Ted Hagan
         -----------------


     Date:  5/10/10
     Verition Multi-Strategy Master Fund Ltd.
     By:  Verition Fund Management LLC
     Title:  Investmenent Manager
     By:  Ted Hagan
     Title:  CFO

     By:  /s/ Ted Hagan
         -----------------


     Date:  5/10/10
     Nicholas Maounis

     By:  /s/ Nicholas Maounis
         ---------------------